UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

________________________

THE GENLYTE GROUP INCORPORATED

(Name of Subject Company)

THE GENLYTE GROUP INCORPORATED

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,

and

ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

372302109

(CUSIP Number of Class of Securities)

________________________

Daniel R. Fuller

Vice President and General Counsel

The Genlyte Group Incorporated

10350 Ormsby Park Place, Suite 601

Louisville, KY 40223

(502) 420-9500

With a Copy to:

John P. Tamisiea

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, Illinois 60606

(312) 984-7657

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 30, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission, as amended and supplemented on December 11, 2007, December 19, 2007, December 28, 2007, January 3, 2008, and January 9, 2008, by The Genlyte Group Incorporated, a Delaware corporation (“Genlyte”), relating to the offer (the “Offer”) by Golf Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), which is a wholly owned subsidiary of Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands (“Royal Philips”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Genlyte (the “Common Shares”), including, if any, the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 13, 1999, between Genlyte and The Bank of New York (such rights together with the Common Shares, the “Shares”) at a purchase price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On January 17, 2008, Royal Philips issued a press release announcing the results of the Offer, which expired at 12:00 midnight, New York City time, on Wednesday, January 16, 2008, and the satisfaction of all of the conditions to the closing of the Offer.

The full text of the press release is filed as Exhibit (a)(2)(F) to the Schedule TO of Purchaser filed with the SEC on January 17, 2008 and is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

THE GENLYTE GROUP INCORPORATED

By:	/s/ Daniel R. Fuller
Name: Daniel R. Fuller
Title: Vice President and General Counsel

Dated: January 17, 2008